Exhibit 28(d)(iv)

AMENDMENT NO. 1 TO THE SUBADVISORY AGREEMENT

This AMENDMENT NO. 1 TO THE SUBADVISORY AGREEMENT (“Amendment”) is dated as of March 27, 2019, by and between SUNAMERICA ASSET MANAGEMENT, LLC, a Delaware limited liability company (the “Adviser”), and COLUMBIA MANAGEMENT INVESTMENT ADVISERS, LLC, a Minnesota limited liability company (the “Subadviser”).

WITNESSETH:

WHEREAS, the Adviser and Seasons Series Trust, a Massachusetts business trust (the “Trust”), have entered into an Investment Advisory and Management Agreement dated as of January 1, 1999, as amended from time to time, pursuant to which the Adviser has agreed to provide investment management, advisory and administrative services to the Trust, and pursuant to which the Adviser may delegate one or more of its duties to a subadviser pursuant to a written subadvisory agreement; and

WHEREAS, the Trust is registered under the Investment Company Act of 1940, as amended, as an open-end management investment company; and

WHEREAS, the Adviser and the Subadviser are parties to a Subadvisory Agreement dated July 29, 2015 (the “Subadvisory Agreement”), pursuant to which the Subadviser furnishes investment advisory services to certain series of the Trust (the “Portfolios”) as listed on Schedule A of the Subadvisory Agreement; and

WHEREAS, the parties desire to amend and restate Schedule A to the Subadvisory Agreement to reflect the termination of investment advisory services by the Subadviser to SA Columbia Focused Growth Portfolio as a result of its liquidation.

NOW, THEREFORE, for good and valuable consideration, the receipt of which is hereby acknowledged, the parties agree as follows:

1.	Schedule A to the Subadvisory Agreement is hereby replaced with Schedule A attached hereto.

2.	Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be an original and all of which together shall constitute one instrument.

3.

Full Force and Effect. Except as expressly supplemented, amended or consented to hereby, all of the representations, warranties, terms, covenants, and conditions of the Subadvisory Agreement shall remain unchanged and shall continue to be in full force and effect.

4.	Miscellaneous. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Subadvisory Agreement.

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IN WITNESS WHEREOF, the parties have caused their respective duly authorized officers to execute this Amendment as of the date first above written.

SUNAMERICA ASSET MANAGEMENT, LLC

By: /s/ Peter A. Harbeck

Name: Peter A. Harbeck
Title: President and Chief Executive Officer

COLUMBIA MANAGEMENT INVESTMENT ADVISERS, LLC

By: /s/ Dana Keane

Name: Dana Keane
Title: Senior Director

SCHEDULE A

Effective March 27, 2019

Portfolio	Annual Fee (as a percentage of the average daily net assets the Subadviser manages in the portfolio)

SA Columbia Focused Value Portfolio	0.32% for the first $250 million 0.27% on the next $250 million 0.23% on the next $500 million 0.20% thereafter